SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Challenger Energy Corp. Interim Financial Statements for the six month period ended June 30, 2009, reconciled to Item 17 of Form 20-F.

Document 1

Challenger Energy Corp.
Consolidated Financial Statements
For the three and six months ended June 30, 2009
(unaudited)

Challenger Energy Corp.
Unaudited Interim Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The Management of Challenger Energy Corp. is responsible for the preparation of all information included in these financial statements. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management's best estimates and judgments.

Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

The financial information contained elsewhere in the Management Discussion & Analysis has been reviewed to ensure consistency with that in the financial statements. Management maintains appropriate systems of internal control that provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records provide reliable and accurate information for the preparation of financial statements.

The Board of Directors, through its Audit Committee, has reviewed the financial statements including notes thereto with Management. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Company's Board of Directors has approved the information contained in the financial statements based on the recommendation of the Audit Committee.

"Manjeet Dhillon'"
Manjeet Dhillon

"Dan MacDonald"
Dan MacDonald

Challenger Energy Corp.
Consolidated Balance Sheets
(Under Creditor Protection as of February 27, 2009 - Note 1)
($CDN)

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS
Current	$2,059,575	$3,932,862
Cash and cash equivalents	46,757	140,527
Accounts receivable	29,204	3,000
Prepaids	2,135,536	4,076,389

Petroleum and natural gas properties (Note 4)	85,161,816	110,519,016
	$87,297,352	$114,595,405

LIABILITIES
Current	$45,706,576	$23,890,851
Accounts payable and accruals	14,000,000	14,000,000
Bridge facility payable (Note 5)	4,035	3,861
Asset retirement obligation	59,710,611	37,894,712

Shareholders' Equity	76,770,704	76,513,404
Share capital (Note 6b)	3,874,878	3,874,878
Warrants (Note 6d)	9,525,286	9,295,218
Contributed surplus (Note 7)	(62,584,127)	(12,982,807)
Deficit	27,586,741	76,700,693

Going Concern (Note 1)
Related party transactions (Note 12)
Subsequent events (Note 15)	$87,297,352	$114,595,405

"Michael Hibberd" (signed)
Michael Hibberd

"Dan MacDonald" (signed)
Dan MacDonald

Challenger Energy Corp.
Consolidated Statements of Loss, Comprehensive Loss & Deficit
(Under Creditor Protection as of February 27, 2009 - Note 1)
($CDN)

	For the 3 months ended June 30, 2009	For the 3 months ended June 30, 2008	For the 6 months ended June 30, 2009	For the 6 months ended June 30, 2008
Revenue
Oil and natural gas sales	$16,699	$30,537	$44,523	$90,511
Royalties net of royalty tax credit	(10,076)	(8,683)	(17,785)	(22,664)
Net Production Revenue	6,623	21,854	26,738	67,847
Interest on deposits	-	98,022	3,015	155,041
	6,623	119,876	29,753	222,888

Expenses
Stock-based compensation	15,889	517,389	157,804	1,106,003
Restructuring costs	352,653	-	726,815	-
Office and administration	294,963	363,217	533,683	586,745
Interest	349,438	-	728,242	-
Professional fees	139,019	85,159	418,500	198,473
Listing fees	-	-	11,500	39,040
Depletion, depreciation, accretion
and impairments (Note 4)	50,013,378	20,687	50,026,581	49,020
Production and operating costs	8,782	37,254	17,763	38,218
Miscellaneous	9,973	6,952	14,614	11,691
	51,184,095	1,030,658	52,635,502	2,029,190

Net loss from operations	(51,177,472)	(910,782)	(52,605,749)	(1,806,302)
Foreign exchange gain	3,292,066	202,195	3,004,429	196,905
Net loss & comprehensive loss	(47,885,406)	(708,587)	(49,601,320)	(1,609,397)

Deficit at beginning of period	(14,698,721)	(8,417,435)	(12,982,807)	(7,516,625)
Deficit at end of period	$(62,584,127)	(9,126,022)	$(62,584,127)	(9,126,022)

Net Loss per share (Note 8)	$(0.89)	$(0.02)	$(0.92)	$(0.05)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.
Consolidated Statements of Cash Flows
(Under Creditor Protection as of February 27, 2009 - Note 1)
($CDN)

	For the 3 months ended June 30, 2009	For the 3 months ended June 30, 2008	For the 6 months ended June 30, 2009	For the 6 months ended June 30, 2008
Cash provided by (used for) the following
Operating
Net loss	$(47,712,667)	$(708,587)	$(49,428,581)	$(1,609,397)
Items not involving in cash:
Foreign exchange loss (gain)	(3,292,066)	(1,186)	(3,004,429)	(148,059)
Depletion, depreciation, accretion and
impairments	49,840,639	20,687	49,853,842	49,020
Stock-based compensation	15,889	517,389	157,804	1,106,003
Interest paid by share issuance	-	-	257,300	-
Change in non cash working capital	609,741	(171,279)	528,948	20,170
	(514,020)	(342,976)	(1,635,116)	(582,264)

Financing
Issue of Common Shares (net of issue costs)	-	27,419	-	29,030,314

Investing
Acquisition of petroleum and natural gas assets	(7,055,567)	(16,557,065)	(24,597,118)	(29,640,028)
Change in non cash working capital	6,987,087	12,419,932	24,358,809	5,478,826
	(57,092)	(4,065,133)	(238,309)	(24,161,201)

Increase (decrease) in cash and cash equivalents	(571,112)	(4,380,690)	(1,873,425)	4,286,849
Foreign exchange loss	11,711	202,195	138	196,905
	(559,401)	(4,178,495)	(1,873,287)	4,483,754
Cash and Cash Equivalents at Beginning of Period	$2,618,976	13,606,424	3,932,862	$4,944,175
Cash and Cash Equivalents at End of Period	$2,059,575	$9,427,929	$2,059,575	$9,427,929

The accompanying notes are an integral part of these financial statements.

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

1.	Creditor Protection and Restructuring

On February 27, 2009, Challenger Energy Corp. ("Challenger" or the "Company") obtained an order ("the Initial Order") from the Court of Queen's Bench of Alberta (the "Court") granting creditor protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). The Initial Order has been extended to September 15, 2009 (the "Stay Period").

The Initial Order was obtained after the Board of Directors determined that Challenger was unable to continue to make required payments under a participation agreement as amended to August 11, 2007 (the "Participation Agreement") with Canadian Superior Energy Inc. ("Canadian Superior") and a related joint operating agreement dated August 11, 2007 with Canadian Superior and BG International Limited ("BG International") with respect to exploration Block 5(c) offshore Trinidad and Tobago ("Block 5(c)") or to repay Cdn. $14 million due on February 28, 2009 under a bridge loan facility with Canadian Superior (the "Bridge Facility"). CCAA protection allowed Challenger to continue with its February 5, 2009 announced process to evaluate the various strategic alternatives available to the Company, including a sale of Challenger or its assets. A special committee of directors oversees this process and Peters & Co. Limited has been retained as financial advisor.

On June 18, 2009 the Company entered into an Arrangement Agreement (the "Arrangement Agreement") with Canadian Superior where all the issued and outstanding common shares of the Company would be acquired by Canadian Superior in exchange for the issuance of 0.51 of a common share of Canadian Superior for each outstanding common share of the Company. The transaction is to be effected by way of an arrangement (the "Arrangement") under the Business Corporations Act. Completion of the Arrangement, which is anticipated to occur in September 2009, is subject to, among other things, the requisite approval of the shareholders of the Company ("Challenger Shareholders"), the approval of the Court of Queen's Bench of Alberta, the receipt of all necessary regulatory and stock exchange approvals, and certain closing conditions that are customary for a transaction of this nature. The transaction puts the company in a position to satisfy all creditors.

The Initial Order permitted Challenger to file a plan of compromise or arrangement with its creditors and, in the meantime, to remain in possession and control of its property, carry on its business and retain employees and other service providers. No proceeding or enforcement process in any court or tribunal may be commenced or continued against or in respect of Challenger or affecting its property or business, except for arbitration proceedings commenced between BG International and Canadian Superior, and an interim receivership order obtained with respect to Canadian Superior's interest in Block 5(c) by BG International Limited which may affect the Company's interest in Block 5(c).

Alger & Associates Inc. (the "Monitor") was appointed by the Court as Monitor, to monitor Challenger's property and the conduct of its business. The Monitor has the prescribed rights and obligations set out in the CCAA and is also empowered to, among other things, monitor the Company's receipts and disbursements, report to the Court with

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

respect to matters relating to Challenger's property and business and advise the Company in the development of any plan of compromise or arrangement with creditors. The Initial Order and related court filings are available on the Monitor's website, at www.alger.ca.

If Challenger is not able to develop and present a plan of compromise or arrangement with its creditors, or if the plan is not accepted by affected creditors, during the Stay Period and any subsequent extensions, then the Company will lose the protection of the stay of proceedings and substantially all debt obligations of the Company will be due and payable, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation or forfeiture of Challenger's assets.

Contributing Factors

Challenger has funded its obligations on the Block 5(c) exploration program with funds raised in public markets and the Bridge Facility. The ability of the Company to continue to satisfy its obligations under the Participation Agreement, which are payable in US dollars, was impacted by: the significant activity delays and cost over-runs at every stage of the exploration program; the decline in value of the Canadian dollar against the U.S. dollar; the decrease in commodity prices; the contraction of debt and equity financing; and the crisis facing the global credit market.

Basis of Presentation, going concern issues and economic dependence

The Company is publicly traded on the TSX Venture Exchange. In the period ended June 30, 2009, the Company has participated in the drilling and testing of its third exploration well offshore Trinidad and Tobago as part of the Company's commitment to participate in drilling three exploration wells on Block 5(c) pursuant to the Participation Agreement. The Company's ability, at June 30, 2009, to fulfill its estimated commitments on the three well Block 5(c) exploration program was dependant on its ability to obtain borrowing and/or financings from third parties sufficient to meet its current and future obligations. Failure to secure borrowing or financing could prevent the Company from fulfilling its commitment required to earn 25% in Block 5(c) through Canadian Superior.

During the period ended June 30, 2009, substantially all of Challenger's investing activities were in respect to Challenger paying one-third of the costs and expenses associated with the completed three well commitments pursuant to the Participation Agreement. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, Canadian Superior fulfilling its obligations and upon future profitable production or proceeds from the disposition thereof. In the period ended June 30, 2009, Canadian Superior obtained a court order under CCAA and an interim receivership order was granted against Canadian Superior pursuant to a receivership application commenced by BG International Ltd. in relation to Canadian Superior's participating interest in certain Trinidad properties. Such receivership order may adversely affect Challenger's interest in Block 5(c).

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

The Company's ability to continue to participate in the Participation Agreement and any future participation in the Participation Agreement is entirely dependent on Canadian Superior fulfilling its obligations and meeting the terms of its contracts. The Company's contracts are with Canadian Superior and the government of Trinidad and Tobago has no direct relationship with Challenger.

These financial statements have been prepared using the same Canadian GAAP as applied by the Company prior to the Initial Order. While the Company has filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern in future reporting periods. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Initial Order. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status of priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

While the Company is under creditor protection, it will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, claims allowed arising under the Initial Order may be recorded as liabilities and presented separately on the balance sheet. If restructuring occurs and there is a substantial realignment of the equity and non-equity interest in the Company, the Company will be required, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, the Company would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, petroleum and natural gas properties are carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The series of events that led the Company to the Initial Order and the events since then

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

triggered impairment tests for its petroleum and natural gas properties. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of petroleum and natural gas properties and long-lived assets.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The Initial Order materially affects the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of petroleum and natural gas properties.

The interim financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2008. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements.

 Accounting policies applicable to an entity under creditor protection

As a result of the Initial Order, the Company is following accounting policies, including disclosure items, applicable to entities that are under creditor protection. As a result, restructuring costs have been disclosed separately in the income statement. The costs incurred to date relate to professional fees and the key employee retention plan.

This does not change the manner in which financial statements are prepared.

2.	Nature of Operations

Challenger Energy Corp. ("Challenger" or the "Company") is a natural gas exploration and production Company with its primary emphasis on exploration of natural gas offshore the Republic of Trinidad and Tobago. Challenger was incorporated on August 6, 2004 under the Canada Business Corporations Act.

3.	Changes in Accounting Policy Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Effective for fiscal years beginning on or after October 1, 2008, this section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Retroactive application to prior-period financial statements is required. Adoption of this standard did not significantly impact the Company.

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Liabilities, which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company took into consideration such credit risks in determining the fair value of its financial assets and financial liabilities as of June 30, 2009.

Financial Statement Concepts

In February 2008, the AcSB issued amended Section 1000, Financial Statement Concepts which clarifies the criteria for recognizing assets, intangible assets and internally developed assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard is effective for fiscal years beginning on or after February 1, 2008 and the Company has adopted the standard effective January 1, 2009 and has identified there is no material impact on results of operations or financial position.

4.	Petroleum and Natural Gas Properties

	Canada	Trinidad	Total
Petroleum and natural gas properties	$608,689	$110,374,549	$110,983,238
Less: Accumulated depreciation,
depletion and amortization	(405,935)	(58,287)	(464,222)
Balance at December 31, 2008	$202,754	$110,316,262	$110,519,016
Petroleum and natural gas properties	$612,413	$135,040,036	$135,652,449
Less: Accumulated depreciation,
depletion, amortization and
impairments	(432,342)	(50,058,291)	(50,490,633)
Balance at June 30, 2009	$180,071	$84,981,745	$85,161,816

At June 30 2009, the Company has excluded $85,981,745 (December 31, 2008 - $110,316,262) of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago. This total excluded from costs subject to depletion, impairments and includes an accrual of nil (December 31, 2008 - $1,854,662). General and administrative expenses totaling $72,264 (December 31, 2008 - $203,451) were directly related to exploration and development activities and have been capitalized for the period ended June 30, 2009.

At June 30, 2009, an assessment of the book value of the Block 5c asset in relation to the Arrangement Agreement (see note 1) resulted in the book value of the asset exceeding the market value of the Block 5c asset and therefore an impairment of $50.0 million was recognized (2008 - nil).

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

The market value was based on the twenty day weighted average share price of Canadian Superior Shares, which resulted in an exchange ratio price $0.4345 per Challenger Share and the assumption of $61.8 million of debt and payables.

5.	Bridge Facility

On September 23, 2008, the Company entered into a short-term $14,000,000 Bridge Facility with Canadian Superior. The funds from the Bridge Facility were available on condition of the closing of a $30,000,000 equity financing. The required equity financing condition was satisfied on October 2, 2008. In connection with securing the Bridge Facility, a $100,000 non refundable facility fee was paid to Canadian Superior. The Bridge Facility was to be used for the sole purpose of satisfying the Company's share of direct and indirect expenses in connection with the Block 5(c) program. The Bridge Facility interest rate is ten percent (10%) per annum compounded annually and payable December 31, 2008. The Bridge Facility is secured by security customary for transactions of this nature, including a demand debenture in the principal amount of the Bridge Facility granting a first priority security interest over all present and after-acquired personal property of the Company and a first floating charge over all other present and after acquired property of the Company. The entire Bridge Facility was drawn prior to December 1, 2008 and as such the funds drawn were due and payable December 31, 2008. Since the entire facility was drawn, pursuant to the Bridge Facility, the Company issued to Canadian Superior 500,000 non-transferable share purchase warrants exercisable at a price on the same terms and conditions as the Warrants issued pursuant to the October 2, 2008 Offering. (Furthermore, subject to obtaining appropriate stock exchange approvals, Canadian Superior may elect at any time, at its sole discretion, to convert all or any portion of the principal amount owing pursuant to the Agreement to units on the same terms as the October 2, 2008 offering). As at June 30, 2009, the Company was in default on repayment of the bridge facility (see note 1) and has accrued interest payable to June 30, 2009 of $470,942. In addition, the Company paid interest up to January 31, 2009 by way of share issuance (see note 6).

6.	Share Capital

a)	Authorized:

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

b)	Issued share capital:

Common shares	Number	Amount
Balance at December 31, 2007	32,777,520	$18,188,334
Issued for cash	17,800,000	57,640,000
Issue costs	-	(4,624,487)
Special Warrants Exercised (e)	1,875,027	3,037,355

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

Common shares	Number	Amount
Warrants Exercised (d)	375,000	736,313
Options Exercised (c)	670,000	1,535,889
Balance at December 31, 2008	53,497,547	$76,513,404
Issued pursuant to interest payment	188,216	257,300
Balance at June 30, 2009	53,685,763	$76,770,704

c)	Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants. The stock option plan was amended by the shareholders of the Company on May 30, 2006 where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares. These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus. No options were issued during the six months ended June 30, 2009.

	Number of Options	Weighted Average exercise price	Weighted Average Expiry (years)
Balance, December 31, 2007	5,670,000	$1.77	3.3
Exercised	(670,000)	1.06	2.5
Forfeited	(50,000)	2.25	2.6
Issued	100,000	2.00	4.8
Balance, December 31, 2008	5,050,000	$1.85	2.2
Forfeited	(500,000)	2.25	2.3
Balance, June 30, 2009	4,550,000	$1.81	1.9

In respect to the share options outstanding, 4,190,000 were exercisable at June 30, 2009 (December 31, 2008: 4,353,332). Details of stock options outstanding at June 30, 2009 are as follows:

Outstanding	Exercise Price	Expiry Date	Exercisable
750,000	$0.10	2010	750,000
250,000	0.25	2010	250,000
75,000	1.95	2012	75,000
100,000	2.00	2013	-
360,000	2.10	2011	350,000
2,240,000	2.25	2011	2,240,000
750,000	2.50	2012	500,000
25,000	2.74	2012	25,000
4,550,000			4,190,000

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

d)	Share Purchase Warrants issued:

On March 6, 2008, the Company issued 6,956,525 units ("Units") priced at $4.00 per Unit, each Unit consisting of one common share and one half-warrant. On March 28, 2008 the agents closed on an additional 843,475 common shares at a price of $3.80 per common share and 521,737 common share purchase warrants at a price of $0.40 per warrant (or $0.20 per half warrant) pursuant to an over-allotment option granted to the Agents (allowing the purchase of one common share at $3.80 and/or one half warrant at $0.20) in connection with the offering. In this best efforts public offering the Company raised gross proceeds of approximately $31.2 million, issuing a total of 7,800,000 common shares and 4,000,000 whole warrants in March 2008. Each whole warrant entitled the holder to purchase a common share until March, 2010 at a price of $4.40 per common share. The weighted average fair value of each warrant was estimated to be $0.40.

On October 2, 2008, the Company issued 10,000,000 units ("Units") priced at $3.00 per Unit, each Unit consisting of one common share and one half-warrant. 10,000,000 common shares at a price of $2.80 per common share and 5,000,000 whole common share purchase warrants at a price of $0.40 per warrant (or $0.20 per half warrant) were issued in connection with the offering. In this best efforts public offering the Company raised gross proceeds of approximately $30.0 million. Each whole warrant entitled the holder to purchase a common share until October, 2010 at a price of $3.50 per common share. The weighted average fair value of each warrant was estimated to be $0.40.

	Number of Warrants	Amount	Weighted Average exercise price	Weighted Average Expiry (years)
Balance at December 31, 2007	800,000	$243,316	$0.18	2.5
Issued Warrants in public offering	9,000,000	3,600,000	3.90	1.1
Issued Warrants pursuant to financing	500,000	100,000	3.50	0.8
Warrants exercised	(375,000)	(68,438)	1.80	1.3
Balance at December 31, 2008	9,925,000	$3,874,878	$4.01	1.0
Nil activity	-	$-	$-	-
Balance at June 30, 2009	9,925,000	$3,874,878	$4.01	0.8

e)	Special Warrant Subscriptions

On or about November 29, 2007, the Company entered into special warrant agreements where each Special Warrant was exercisable into one common share. These special warrants were purchased for $1.80 per Special Warrant. The Company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887. These special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

7.	Contributed Surplus

Changes in contributed surplus are as follows:

Amount
Balance at December 31, 2007	$8,008,940
Stock Based Compensation	1,891,490
Options exercised (Note 6c)	(605,212)
Balance at December 31, 2008	$9,295,218
Stock Based Compensation	$230,068
Balance at June 30, 2009	$9,525,286

8.	Net income (loss) Per Share

The basic weighted average number of shares for the six months ended June 30, 2009 is 53,685,783 (six months ended June 30, 2008 - 38,907,617). Fully diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti dilutive.

9.	Stock-Based Compensation

During the period ended June 30, 2009, no options were granted (June 30, 2008- nil). The 360,000 unvested options outstanding at June 30, 2009 vest over a period of one to two years, and expire five years from the issue date. During the period ended June 30, 2009, $230,068 (June 30, 2008 - $1,129,849) of stock based compensation was recognized with an offsetting credit to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options and warrants.

10.	Capital Disclosure

The Company's objective in managing capital is to ensure a sufficient liquidity position to finance it's exploration activities, general and administrative expenses and working capital requirements. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders, when possible. This requires estimates of cash requirements to meet its obligations. Estimates may be higher or lower than actual costs that will be incurred.

Initially, the Company had funded its activities through private placements and public offerings of common shares and warrants. Subsequently debt financing was used. Cash generated through operations are not sufficient to fund Challenger's remaining objectives with respect to funding its commitment to fund one-third of the costs incurred in the Block 5(c) exploration program of three exploration wells offshore Trinidad.

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

The Company has no debt and no credit facilities available to satisfy obligations related to its activities. At June 30, 2009, the Company had $2.1 million in cash and had a working capital deficiency of $57.6 million. The Company has obtained creditor protection (refer to Note 1) and it continues to pursue the Arrangement Agreement which is expected to be completed in September 2009.

The capital management objective of the Company remains the same as that of previous years. The Company is not subject to any capital requirements imposed by any regulators.

11.	Financial Instruments

a)	Fair values of financial instruments

The Company's financial instruments at June 30, 2009 include cash, accounts receivable, accounts payable and accrued liabilities and bridge facility payable. The fair values of these financial instruments approximate their carrying value due to the short-term nature of those instruments. The carrying and fair values of the Company's financial instruments as at June 30, 2009 and December 31, 2008 are as follows:

	Carrying Value		Fair Value
Financial Assets	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Held-for-trading:
Cash	$2,059,575	$3,932,862	$2,059,575	$3,932,862
Loans and receivables:
Accounts receivable	$46,757	$140,527	$46,757	$140,527
Financial Liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$45,706,576	$23,890,851	$45,706,576	$23,890,851
Bridge facility	$14,000,000	$14,000,000	$14,000,000	$14,000,000

As at each reporting period the Company will assess whether a financial asset, other than those classified as held-for-trading is impaired. Any impairment loss will be included in earnings for the period.

b)	Risks associated with Financial Assets and Liabilities

The Company as part of its operations carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest rate, credit concentration, or foreign currency risks arising from these financial instruments except as otherwise disclosed.

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is exposed to interest rate risk primarily through its cash holdings. The Company's Bridge Facility is at fixed rates in Canadian dollars.

Credit concentration risk

The Company currently generates a minor amount of revenue from Alberta gas production. Accounts receivable from one customer in connection with oil and gas production represents 10.0% (December 31, 2008 - 54.6%) of total accounts receivable as at June 30, 2009. The Company believes that there is minimal risk associated with the collection of these amounts.

Liquidity risk

Liquidity risk exists when the Company is not able to meet its financial obligations as they fall due. The Company's growth is financed through the combination of cash flows from operations, debt borrowings and the issuance of equity. Although one of management's primary goals was to maintain an optimal level of liquidity through the active management of assets and liabilities as well as the cash flows, given the Company's available liquid resources, as compared to the timing of the payment of liabilities, Creditor Protection and Restructuring was sought (disclosed in note 1). Management currently assesses the Company's liquidity risk to be high. The following are contractual maturities of financial liabilities at June 30, 2009.

	Carrying amount	Contractual cash flow over the next 12 months	Contractual cash flow beyond the next 12 months
Accounts Payable	$45,706,576	$45,706,576	$
Bridge Facility payable	$14,000,000	$14,000,000	$

 Foreign currency risk

The Company is exposed to foreign currency fluctuations in relation to cash, certain accounts receivable and accounts payable which are denominated in U.S. dollars. As at June 30, 2009 and December 31, 2008, the following items are denominated in U.S. currency:

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

USD	June 30, 2009	December 31, 2008
Cash	$8,583	$25,457
Accrued Liabilities	$-	$1,514,504
Accounts Payable	$38,792,884	$17,667,457

12.	Related Party Transactions

In 2006, the Company entered into agreements with Canadian Superior, which is a related party, as the former Chairman and Director of the Company (resigned as of October 22, 2008) was also the Executive Chairman, and remains a Director of Canadian Superior. As a result of the foregoing, related party transactions occurred between the Company and Canadian Superior and may also occur in the future. As at June 30, 2009 the Company had recorded $38.7 million U.S. (December 31, 2008 - $19.1 million U.S.) as owing to Canadian Superior in relation to its Participation Agreement in Block 5(c). In addition, a Bridge Facility in the amount of $14.0 million Cdn, plus accrued interest is due as of June 30, 2009 (December 31, 2008 - $14.0 million Cdn).

A company controlled by the now former Director of the Company earned $7,374 in the six period ended June 30, 2009 (period ended June 30, 2008 - $16,292) from a gross overriding royalty on revenue earned from the Company's Innisfail well.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	Asset Retirement Obligation

The Company has estimated the total undiscounted cash flows required to settle its asset retirement obligation to be approximately $6,000, which will be incurred between 2010 and 2012.

At this time the Company has not recorded an asset retirement obligation for the three wells drilled offshore Trinidad. Certain information required for accurate calculation of the asset retirement obligation relating to the three exploration wells was not available at the time of reporting.

14.	Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation.

15.	Subsequent Events

On August 7, 2009, at the Company's annual and special meeting of holders of common shares (the "shareholders"), the shareholders approved the Arrangement Agreement (see Note 1). The Company proposes to initiate the Arrangement Agreement by way of plan of arrangement under the Canada Business Corporations' Act. The Arrangement

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

Agreement is anticipated to be effective in September 2009 and is subject to, among other things, the approval of the Court of Queen's Bench of Alberta, the receipt of all necessary regulatory and stock exchange approvals and certain closing conditions that are customary for a transaction of this nature.

16.	Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian generally accepted accounting principles (Canadian GAAP), which differs in some respects from generally accepted accounting principles in the United States (U.S. GAAP). These differences have been outlined below.

Reconciling items to the balance sheet as at June 30, 2009 and  December 31, 2008 and reconciling items to the statement of loss and deficit for the period ended June 30, 2009 and 2008 between Canadian GAAP and U.S. GAAP are described below:

The application of U.S. GAAP results in the following differences to the following income statement items:

	Six months ended June 30, 2009	Six months ended June 30, 2008
Net loss in accordance with Canadian GAAP, as reported	$(49,601,320)	$(1,609,397)
Depletion, depreciation, and accretion	2,332	24,416
Net loss in accordance with U.S. GAAP	$(49,598,988)	$(1,584,981)
Net loss per share in accordance with U.S. GAAP basic	$(0.92)	(0.04)

The application of U.S. GAAP results in the following differences to the following balance sheet items:

	June 30, 2009
	Canadian	United States

Petroleum and natural gas properties	$85,161,816	$85,082,813
Deficit	(62,584,127)	(62,699,454)

	December 31, 2008
	Canadian	United States

Petroleum and natural gas properties	$110,519,016	$110,437,681
Deficit	(12,982,807)	(13,100,466)

Challenger Energy Corp.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009 and 2008

a)	Ceiling Test

Under Canadian full cost accounting rules, costs capitalized in each cost centre, net of future income taxes, are limited to an amount equal to the undiscounted, future net revenues from proved reserves using estimated future prices and costs, plus the carrying amount of unproved properties and major development projects (the "ceiling test"). Under the full cost method of accounting as set forth by the US Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date ("constant dollar pricing") and are discounted at 10%.

b)	Additional disclosures

Under SFAS 7, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities.

Consolidated summarized statements of operations and deficit and cash flows since Inception to June 30, 2009 are presented as follow:

Consolidation statements of operations and deficit	Period from Inception to June 30, 2009
Oil and natural gas sales	$584,995
Royalties net of royalty tax credit	(153,947)
Net production revenue	431,048

Stock-based compensation	6,845,754
Restructuring costs	726,815
Office and administrative	3,260,624
Interest expense	728,242
Professional fees	2,003,463
Depletion, depreciation and accretion	50,610,816
Production and operating costs	119,993
Listing fees	157,166
Miscellaneous	83,192
64,536,065

Interest on deposits	891,315
Foreign exchange gain	511,916
Net loss for the period from Inception to June 30, 2009 being the deficit accumulated during the development stage	(62,701,786)
Opening deficit accumulated during development stage	-
Ending deficit accumulated during development stage, June 30, 2009	$(62,701,786)
Operating activities	$(6,366,134)
Financing activities	95,894,154
Investing activities	(87,166,213)
Foreign exchange loss	(804,368)

Increase in cash and cash equivalents	1,557,439
Cash and cash equivalents - Inception	502,136
Cash and cash equivalents – June 30, 2009	$2,059,575

 New United States Accounting Pronouncements

As of December 31, 2009, Challenger will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC's project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than yearend prices. The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. The Company is assessing the impact these new rules will have on its financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	April 21, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer